SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 31, 2005

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

Investor Relations	Novartis International AG CH-4002 Basel Switzerland Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

- Investor Relations Release -

Novartis announces agreement to acquire remaining stake in Chiron

•                  Acquisition provides Novartis with attractive growth platforms in the dynamic vaccines market and in a rapidly growing molecular diagnostic business

•                  Biopharmaceutical activities to be integrated into Novartis Pharma drugs business

•                  Annual cost synergies of USD 200 million within three years

•                  Chiron Independent Directors unanimously support offer of USD 45.00 per share in cash, or USD 5.1 billion

Basel, October 31, 2005 – Novartis announced today that it has entered into a definitive merger agreement with Chiron Corporation (NASDAQ: CHIR) to acquire all of the remaining publicly held shares of Chiron it does not currently own. This transaction will strengthen Chiron’s capabilities to better meet the needs of patients with high-quality vaccines and provide Novartis entry into this dynamic growth market.

“Our plan is to turn around the Chiron vaccines business, which will require investments in R&D and manufacturing to increase quality and capacity, so that we can better meet customer demand and address public health needs. Together with the dynamically growing diagnostics business, vaccines will form a new division, while biopharmaceuticals will be integrated into the existing pharmaceuticals business of Novartis,” said Dr. Daniel Vasella, Chairman and CEO of Novartis.

Chiron, which has approximately 5,400 associates worldwide and is comprised of activities in vaccines, blood testing and biopharmaceuticals, had overall sales of USD 1.7 billion in 2004 and pro-forma net income of USD 152 million.

Chiron offers access to fast-growing vaccines and dynamic blood testing businesses

Novartis is gaining entry to the global vaccines market, which is expected to experience accelerating growth, more than doubling in sales in the next five years to over USD 20 billion in 2009 from about USD 9.6 billion in 2004, according to industry surveys.

Chiron is the world’s fifth-largest vaccines business, currently offering more than 30 novel and conventional vaccines for adults and children. The company had 2004 vaccine revenues of USD 510 million.

Ranked as one of the largest suppliers of influenza vaccines worldwide, Chiron’s product portfolio also includes vaccines against meningococcal C, rabies, tick-borne encephalitis, haemophilus influenzae type B (Hib), polio, mumps, measles and rubella (MMR) as well as diphtheria, tetanus and pertussis (whooping cough).

This acquisition also provides access to Chiron’s blood testing business, which offers strong near-term growth opportunities and potential for access to the emerging growth segment of molecular diagnostics. Chiron products are used to test more than 25 million blood donations annually in North America, Europe and Asia-Pacific. The Procleix® assays and systems incorporate nucleic acid testing (NAT) technology to detect viral RNA and DNA in donated blood and plasma during the very early stages of infection, when those infectious agents are present but cannot be detected by immunodiagnostic tests. Annual revenues reached USD 494 million in 2004. Future growth is expected from further geographic expansion outside of the US and through the development of new products with Chiron’s partner Gen-Probe Incorporated. Chiron also has a collaboration with Ortho-Clinical Diagnostics to market immunoassay screening and supplemental tests for infectious diseases, including hepatitis and HIV. In addition, Chiron markets recombinant antigens and is working to expand its portfolio of immunoassays.

Biopharmaceuticals business adds specialty products to Novartis portfolio

Novartis intends to integrate the biopharmaceuticals activities of Chiron, which had revenues of USD 596 million in 2004, into its Novartis Pharma division. Chiron’s product portfolio includes the flagship product TOBI® (tobramycin solution for inhalation), an antibiotic for infections associated with cystic fibrosis; Proleukin® (aldesleukin), the first treatment approved for metastatic kidney cancer and metastatic melanoma; and Betaseron® (interferon beta-1b), a multiple sclerosis drug sold by marketing partner Schering AG.

The development pipeline includes several oncology products with research activities targeting the most promising approaches in cancer therapy, including monoclonal antibodies and molecular oncology.

Chiron independent directors unanimously support improved proposal

Novartis has made an improved offer to acquire the remaining approximately 113 million fully diluted shares of Chiron not owned by Novartis for USD 45.00 per share in cash, or approximately USD 5.1 billion. The merger price represents a 23% premium over the unaffected price of USD 36.44, which was the price of Chiron shares on the last trading day (August 31) before Novartis made its initial proposal of USD 40.00 per share.

Chiron’s Board of Directors, based upon the unanimous recommendation of Chiron’s independent directors, who were charged with acting solely on behalf of Chiron shareholders other than Novartis, have approved the Merger Agreement and recommended that Chiron shareholders vote to approve the merger.

Novartis has negotiated a customary merger agreement with the Chiron independent directors that will be subject to approval by a majority of the Chiron shares not owned by Novartis as well as regulatory approvals. Proxy materials for a meeting of Chiron shareholders to approve the merger will be distributed in due course.

Annual cost synergies totaling USD 200 million are anticipated within three years after closing, with 50% expected to be achieved in the first 18 months.

About Chiron

Chiron Corporation (NASDAQ: CHIR) is a pharmaceutical company based in Emeryville, California, that addresses patient needs with more than 50 diverse products to detect, prevent and treat disease worldwide. The company, which had 2004 overall sales of USD 1.7 billion, operates in three business segments: Vaccines, which offers more than 30 products including influenza, meningococcal, travel and pediatric vaccines; Blood Testing, which develops and commercializes a range of blood safety products used by the blood banking and transfusion medicine industry; and Biopharmaceuticals, which discovers, develops, manufactures and markets a range of therapeutic products focusing on infectious disease and cancer. R&D efforts are focused on developing high-value products for infectious disease and cancer. Founded in 1981, Chiron has approximately 5,400 associates worldwide.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group’s businesses achieved net sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.1 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 91,700 people and operate in over 140 countries around the world.

For further information please consult http://www.novartis.com.

Disclaimer

This communication is for information purposes only. It shall not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Novartis or Chiron. The distribution of this news release may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act. Forward-looking statements are statements that are not historical facts and are generally identified by the words “our plan is”, “is expected to”, “to become”, “will”, or similar expressions, or by express or implied discussions regarding strategies, plans and expectations (including synergies). These statements include, but are not limited to, financial projections and estimates and their underlying assumptions, statements regarding the benefits of the business transactions described herein, including future financial and operating results. Such statements reflect the current plans, expectations, objectives, intentions or views of management with respect to future events, are based on the current beliefs and expectations of management and are subject to significant risks, uncertainties and assumptions. Management’s expectations could be affected by, among other things, competition in general, the general economic environment and other risks such as, but not limited to, those referred to in Novartis AG’s Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those set forth or implied by the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain governmental approvals for the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; social and political conditions such as war, political unrest and terrorism or natural disasters; general economic conditions and normal business uncertainty and competition and its effect on pricing, spending, third-party relationships and revenues. These forward-looking statements speak only as of the date of this press release and no undertaking has been made to update or revise them if there are changes in expectations or if any events, conditions or circumstances on which any such forward looking statement is based.

# # #

Novartis Global Investor Relations

Karen J. Huebscher, Ph.D. +41 61 324 84 33

International office		North American office

Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33

Nafida Bendali	+41 61 324 35 14	Nina Malik	+1 925 551 59 64

Richard Jarvis	+41 61 324 43 53	John Menditto	+1 212 830 24 44

Silke Zentner	+41 61 324 86 12	Jill Pozarek	+1 212 830 24 45

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

Fax: +41 61 324 84 44		Fax: +1 212 830 24 05
www.novartis.com		www.novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: October 31, 2005	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting